May 2025

Monthly Update

IREN

SYDNEY, June 5, 2025 (GLOBE NEWSWIRE) -- IREN Limited (NASDAQ: IREN) (together with its subsidiaries, "IREN" or "the Company"), today published its monthly update for May 2025.

- ☑ Record monthly revenue and hardware profit
- ☑ $1.6m daily hardware profit in May
- ☑ On track for 50 EH/s by June 30
- ☑ AI Cloud Services revenue continuing to scale
- ☑ Horizon 1 AI Data Center on track for Q4 '25 delivery
- ☑ Customer and financing workstreams progressing
- ☑ Transitioning to US domestic issuer status from July 1

660MW
Data Center Capacity



41EH/s
Installed Hashrate



1,896
NVIDIA H100 & H200 GPUs



$67m
Monthly Revenue

$17m
Electricity Costs[1]

$50m
ASIC & GPU Hardware Profit[2]

Key Metrics

	May 25	Apr 25	Mar 25
Bitcoin Mining			
Average operating hashrate	38.4 EH/s	36.6 EH/s	30.3 EH/s
Bitcoin mined[3]	627 BTC	579 BTC	533 BTC
Revenue (per Bitcoin)	*$103,345*	*$86,522*	*$85,012*
Electricity cost (per Bitcoin)[1]	*($27,033)*	*($24,381)*	*($20,460)*
Revenue	$64.7m	$50.1m	$45.3m
Electricity costs[1]	($16.9m)	($14.1m)	($10.9m)
Hardware profit[2]	**$47.8m**	**$36.0m**	**$34.4m**
Hardware profit margin[4]	74%	72%	76%
AI Cloud Services			
Revenue	$2.2m	$2.0m	$1.6m
Electricity costs[1]	($0.03m)	($0.04m)	($0.05m)
Hardware profit[2]	**$2.1m**	**$2.0m**	**$1.5m**
Hardware profit margin[4]	98%	98%	97%

Management Commentary

"Following record quarterly earnings reported earlier this month, we're pleased to have delivered record revenue and hardware profit in May, underscoring the strength of our platform," said Daniel Roberts, Co-Founder and Co-CEO.

"At the same time, we're making strong progress across our AI verticals. At Childress, we're executing on our Horizon 1 AI Data Center at pace. Subcontractors have been mobilized for the installation of the packaged chiller plant and our mechanical and piping contractors are fully onboarded with fabrication plans advancing. The project remains on track for delivery in Q4 2025, and we have confidence in contracting the capacity given ongoing customer engagement."

Technical Commentary

Bitcoin Mining

- **Record monthly revenues** — driven by higher Bitcoin prices and increase in average operating hashrate, with record number of Bitcoin mined during the month
- **Maintaining strong and resilient margins** — higher electricity costs during the month offset by higher bitcoin prices (>70% monthly hardware profit margin YTD)
- **41 EH/s installed, on track for 50 EH/s by June 30** — remaining miners in the process of shipping from Southeast Asia (50 EH/s generates $977m annualized mining revenue at current mining economics[5])

AI Cloud Services

- **Revenues continuing to scale** — fueled by ramp-up of existing agreements and newly secured contracts
- **GPU fleet near full utilization** — supporting training and inference workloads, including through white-labelled compute with leading US AI cloud providers (generating annualized run-rate revenue of $28 million[6])

AI Data Centers

- **Customer workstreams progressing** — continued engagement across Horizon 1 and Sweetwater
- **Procurement ongoing** — continuing to secure long-lead equipment to enable rapid expansion of liquid cooled capacity at Childress beyond the initial 50MW Horizon 1 deployment

Annualized Illustrative Adj. EBITDA Sensitivities at 50 EH/s[7]

Network Hashrate	909 EH/s		1,000 EH/s		
Bitcoin Price	**$35k**	**$105k**	**$125k**	**$150k**	**$200k**
Mining Revenue	$327m	$977m	$1,058m	$1,269m	$1,692m
Net Electricity Costs	($235m)	($235m)	($235m)	($235m)	($235m)
Overheads	($104m)	($104m)	($104m)	($104m)	($104m)
Renewable Energy Certificates	($16m)	($16m)	($16m)	($16m)	($16m)
AI Cloud Services Contribution	$28m	$28m	$28m	$28m	$28m
Illustrative Adj. EBITDA	**$0m**	**$651m**	**$731m**	**$943m**	**$1,366m**
		Current			

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE ILLUSTRATIVE ADJUSTED EBITDA OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IREN'S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) — ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 7.

Project Update Childress (750MW) • Phase 5 (150MW) energization in coming weeks, with substation transformer now installed • Horizon 1 on track for Q4 2025 delivery, with long lead equipment continuing to arrive in line with initial expectations • Second 345kV/138kV transformer now on site, supporting energization of full 750MW and providing redundancy Sweetwater 1 (1.4GW) • General site-works continuing and substation civil works commenced • Energization April 2026 Sweetwater 2 (600MW) • Design work complete for a direct fiber loop connecting Sweetwater 1 & 2 to create 2GW Sweetwater data center hub • Energization late 2027 Childress Project Status Childress Phases 5 & 4 (May 2025) Childress 345kV/138kV transformer delivery (May 2025) Rendering of Horizon 1 at Childress (up to 50MW IT load)

Site Overview

Mackenzie, BC

80MW

Operating | 5.2 EH/s

Prince George, BC

50MW

Operating | 3.1 EH/s

Canal Flats, BC

30MW

Operating | 1.6 EH/s

Childress, TX

750MW

- Operating (500MW) | 31.1 EH/s
- Under Construction
  - H1 2025 (150MW)
  - H2 2025 (50MW IT Load)

Sweetwater 1, TX

1,400MW

Connection Underway
Energization Apr 2026

Sweetwater 2, TX

600MW

Connection Underway
Energization Late 2027



Canada
USA
Grid-Connected Power Secured
660MW
Operating
2,250MW
Under Construction / Power secured
>1,000MW
Development Pipeline

Data Center Growth (MW)



Sweetwater 2 (Energization)
Sweetwater 1 (Energization)
Childress (Construction)
Childress (Operating)
Prince George
Mackenzie
Canal Flats
30MW
39MW
130MW
180MW
180MW
260MW
510MW
810MW
910MW
2,310MW
2,910MW
IPO
H1 '22
H2 '22
H1 '23
H2 '23
H1 '24
H2 '24
H1 '25
H2 '25
H1 '26
H2 '27

Events • Q3 FY25 Results Webcast Replay available here • Cerebral Valley AI Summit London, June 25, 2025 • Roth Investor Conference London, June 25-26, 2025 • RAISE Summit Paris, July 8-9, 2025 Kent Draper, CCO, presenting at Macquarie Asia Conference (May 2025) Kent Draper, CCO, presenting at Bitcoin Vegas (May 2025) Denis Skrinnikoff, CTO, interview at Bitcoin Vegas (May 2025)

Assumptions and Notes 1. Electricity costs are presented on a net basis and calculated as IFRS electricity charges, demand response program revenue (included in other income) and demand response fees (included in other operating expenses). Figures are based on current internal estimates and exclude Renewable Energy Certificate (“REC”) purchases. 2. Hardware profit is calculated as revenue less electricity costs. Hardware profit is a non-IFRS financial measure and is provided in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. Refer to the Forward-Looking Statements disclaimer. 3. Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees). 4. Hardware profit margin for Bitcoin Mining and AI Cloud Services is calculated as revenue less electricity costs, divided by revenue (for each respective revenue stream) and excludes all other costs. 5. Illustrative Adj. EBITDA = illustrative mining revenue less assumed net electricity costs, overheads and REC costs, and does not include working capital movements. Source: CoinWarz Bitcoin Mining Calculator. Illustrative calculations and inputs assume hardware operates at 100% uptime, 909 EH/s global hashrate, $0.035/kWh electricity costs, 3.125 BTC block reward, 0.1 BTC transaction fees and 0.16% pool fees, 765MW (power consumption), $104m (overheads), $16m (REC costs), and $105k Bitcoin price. Illustrative Adj. EBITDA is for illustrative purposes only and should not be considered projections of IREN’s operating performance. Inputs are based on assumptions, including historical information, which are likely to be different in the future and users should input their own assumptions. There is no assurance that any illustrative outputs will be achieved within the timeframes presented or at all, or that mining hardware will operate at 100% uptime. The above should be read strictly in conjunction with the forward-looking statements disclaimer in this press release. 6. AI Cloud Services annualized run-rate revenue for utilized GPUs as of May 31, 2025. 7. Illustrative Adj. EBITDA sensitivities reflect assumptions for Illustrative Adj. EBITDA calculations in the footnotes 5 above, across different Bitcoin price and network hashrate scenarios. $28m AI Cloud Services contribution reflects annualized runrate revenue for utilized GPUs as of May 31, 2025. Contacts To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts. Media Megan Boles Aircover Communications +1 562 537 7131 megan.boles@aircoverpr.com Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761 Investors Mike Power IREN mike.power@iren.com

Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, design and deploy direct-to-chip liquid cooling systems, and diversify and expand into the market for high performance computing (“HPC”) solutions (including the market for cloud services (“AI Cloud Services”) and potential colocation services; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations including as a result of tariffs and duties, and certain equipment being in high demand due to global supply chain constraints; changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; our ability to remediate our existing material weakness and to establish and maintain an effective system of internal controls; expectations relating to environmental, social or governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer; that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, your ability to achieve return on your investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Preliminary Financial Information The financial information presented in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and our audited annual financial results, and has not been reviewed or audited by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update. Non-IFRS Financial Measures This investor update includes non-IFRS financial measures, including electricity costs (presented on a net basis), hardware profit and illustrative adjusted EBITDA. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. Electricity costs are calculated as our IFRS electricity charges, demand response program revenue (included in other income) and demand response fees (included in other operating expenses). Figures are based on current internal estimates and excludes the cost of RECs. Hardware Profit is calculated as revenue less electricity costs (excludes all other site, overhead and REC costs). Illustrative Adjusted EBITDA is calculated as illustrative mining revenue less assumed net electricity costs, overheads and REC costs, and does not include working capital movements.